Yantai Dahua Holdings Company Limited

East of Muping, Yantai, Shandong, People’s Republic of China

October 1, 2007

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC20549

Re:

Yantai Dahua Holdings Company Limited

Amendment No. 3 to Form 20-F for the period ended December 31, 2006

Filed September 18, 2007

File No. 0-50184

Dear Mr. Gordon,

This letter is to respond to Mr. William Demerest’s telephone conversation with our attorney Ms Cletha Walstrand on September 25, 2007, relating to our Company’s Amendment No. 3 to Form 20-F for the period ended December 31, 2006 filed on September 18, 2007.

As requested by the Staff, the financial statements have been revised to include the correct footnotes.  Also, an updated report from the independent registered accounting firm is included.  Accordingly, we have enclosed herewith the Amendment No. 4 to Form 20-F.

The Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me or our attorney Ms Cletha Walstrand at 1322 W. Pachua Circle, Invins, UT 84728; telephone: (435) 688-7317; fax: (435) 688-7318.

Sincerely,

/s/ TANG Yuniang

TANG Yuxiang

Chief Executive Officer